Exhibit 3.1
FIRST AMENDMENT
TO THE
AMENDED AND RESTATED BYLAWS
OF
ALIGNMENT HEALTHCARE, INC.
A Delaware corporation
(Adopted as of May 6, 2026)

This First Amendment (the “Amendment”) to the Amended and Restated Bylaws (the “Bylaws”) of Alignment Healthcare, Inc., a Delaware corporation, is made effective as of the date first above written in accordance with Article VIII of the Bylaws, and hereby amends the Bylaws by amending and restating Article III, Section 6 as follows:

Section 6. Board Roles; Meeting Quorum and Voting.

(a) Chairman of the Board. The Board of Directors may elect, by the affirmative vote of a majority of the directors then in office, a Chairman of the Board. The Chairman of the Board must be a director and may be an officer of the Corporation. Subject to the provisions of these Bylaws and the direction of the Board of Directors, he or she shall perform all duties and have all powers which are commonly incident to the position of Chairman of the Board or which are delegated to him or her by the Board of Directors, preside at all meetings of the stockholders and Board of Directors at which he or she is present and have such powers and perform such duties as the Board of Directors may from time to time prescribe. In addition, the Board of Directors may designate by resolution one or more Vice Chairs of the Board with such duties as may from time to time be requested by the Board of Directors. If the Chairman of the Board is not present at a meeting of the Board of Directors, a Vice Chair shall preside at such meeting; if no Vice Chair is present at such meeting, the Chief Executive Officer (if the Chief Executive Officer is a director and is not also the Chairman of the Board) shall preside at such meeting; and, if neither a Vice Chair nor the Chief Executive Officer is present at such meeting, a majority of the directors present at such meeting shall elect one of the directors present at the meeting to so preside.

(b) Lead Independent Director. If the Chair of the Board does not qualify as an independent director, as defined in the Nasdaq Stock Market listing rules, the independent directors of the Board shall appoint an independent director to serve as Lead Independent Director. The Lead Independent Director shall be appointed by a majority vote of the independent directors. The Lead Independent Director may be removed as Lead Independent Director at any time with or without cause (including, without limitation, upon a determination by the Board that the Chair is an independent director) by a majority of the independent directors. The Lead Independent Director, if one is appointed, shall have such duties as may be prescribed, from time to time, by the Board of Directors.

(c) Quorum, Required Vote and Adjournment. At all meetings of the Board of Directors, a majority of the directors then in office shall constitute a quorum for the transaction of business, provided, however, that a quorum shall never be less than one-third the total number of directors. Unless by express provision of an applicable law, the Certificate of Incorporation or these Bylaws a different vote is required, the vote of a majority of directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. At any meeting of the Board of Directors, business shall be transacted in such order and manner as the Board of Directors may from time to time determine. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may, to the fullest extent permitted by law, adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Except to the extent amended by this Amendment, the Bylaws of the Corporation shall remain in full force and effect.